Exhibit 99.3

Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario, Canada
K2K 2W7

SHAREHOLDER CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.	I consent, until my consent is revoked by me, to receive all applicable documents of Mitel Networks Corporation (“Mitel”) which, as a shareholder, I am entitled to receive electronically rather than by mail. These documents may include

(a)	Mitel’s Annual Report

(b)	Mitel’s Notice of Meeting and Management Proxy Circular

(c)	Other corporate information about Mitel

2.	I understand and agree that, after my consent has been given and Mitel has filed the documents intended to be distributed electronically with applicable regulatory bodies, Mitel or its agent appointed for such purposes will e-mail the documents to me. In the future, the documents may be available at Mitel’s website with a hyperlink to the specific page of the website containing the document and I will be notified by e-mail as to where to locate the documents. I agree that the documents or such notification to locate the documents will be sent to me at the e-mail address I have provided below. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Mitel or an agent of Mitel appointed for such purpose as contemplated in paragraph 8. Such change, revocation or modification must actually be received and acknowledged by Mitel or an agent of Mitel appointed for such purpose in order for it to be effective.

3.	I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

(a)	Any e-mail notice or other notification will not contain a paper document.

(b)	Any e-mail notice will attach the documents electronically or if a notice is e-mailed indicating the location of the documents on the Mitel website, it will contain Mitel’s web address (or a hyperlink).

(c)	If the documents are made available on Mitel’s website, by entering Mitel’s web address into my web browser, or clicking on the hyperlink, I can access, view, download, and print a paper document from my computer.

(d)	A document distributed electronically will be in Portable Document Format (PDF) or a similar format.

(e)	Adobe® Acrobat® Reader® software is required to view a document in PDF format and a link to that software will be available at that page of the Mitel website containing the documents to be delivered electronically.

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by either (1) by sending an e-mail to mitel_corp_secretary@mitel.com, (2) calling the Corporate Secretary’s Office of Mitel at (613) 592-2122, (3) by sending a fax to the Corporate Secretary’s Office of Mitel at (613) 592-7813, or (4) by sending a request in writing by mail to the Corporate Secretary’s Office of Mitel at the address above, or to an agent of Mitel if one is appointed for such purpose and Mitel provides me with the telephone number, fax number, e-mail address or mailing address of such agent.

6.	I understand and agree that:

(a)	At any time and without giving me advance notice, Mitel may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me.

(b)	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7.	I understand that the documents will be available to me for not less than six months.

8.	I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are to be delivered to me at any time by notifying the Corporate Secretary’s Office of Mitel by (1) sending an e-mail to mitel_corp_secretary@mitel.com, (2) telephone at (613) 592-2122, (3) fax at (613) 592-7813, or (4) by sending a request in writing by mail to the Corporate Secretary’s Office of Mitel at the address above, or to an agent of Mitel if one is appointed for such purpose and Mitel provides me with the telephone number, fax number, e-mail address or mailing address of such agent. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Mitel or an agent of Mitel appointed for such purpose. Such change, revocation or modification must actually be received and acknowledged by Mitel or an agent of Mitel appointed for such purpose in order for it to be effective.

9.	I understand that I am not required to consent to electronic delivery.

10.	I understand that if Mitel is unable to deliver to me any document electronically, a paper copy of the document will be mailed to me, together with a notice indicating that Mitel was unable to deliver the document to me using the e-mail address provided to it and will provide me with an opportunity to provide Mitel with a correct e-mail address.

I am a registered shareholder of Mitel. I have read and understand the terms of this “Shareholder Consent to Electronic Delivery of Documents” form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive as a registered holder of Mitel shares.

Shareholder Name:

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Shareholder Signature:

Shareholder E-mail Address:

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Shareholder Mailing Address:

Date:

NOTES FOR USE OF SHAREHOLDER CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1. If you choose to accept electronic document delivery service, you must sign and return this Shareholder Consent by mail to the Corporate Secretary’s Office of Mitel at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 or by facsimile to (613) 592-7813 or send an e-mail to mitel_corp_secretary@mitel.com with the following message:

“I have read and understand the terms of the Shareholder Consent to Electronic Delivery of Documents and I consent to the electronic delivery of the documents I am entitled to receive as a registered shareholder of Mitel.”

2. If you previously received a consent form or an e-mail which requested your consent to access electronic delivery of documents and you already consented, you do not need to send back this Shareholder Consent.